FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of August 2007

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

99.1	“Improvement Status Report” submitted by NEC to Tokyo Stock Exchange

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By	/S/ FUJIO OKADA
Fujio Okada
Associate Senior Vice President

Date: August 9, 2007

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	“Improvement Status Report” submitted by NEC to Tokyo Stock Exchange

Exhibit 99.1

PRESS RELEASE - August 9, 2007

Contacts:	Makoto Miyakawa/Diane Foley
Corporate Communications Division
+81-3-3798-6511

NEC Submits Improvement Status Report to Tokyo Stock Exchange

NEC Corporation today submitted an Improvement Status Report to Tokyo Stock Exchange (TSE) in connection with the Improvement Report submitted to the TSE on January 26, 2007. The Improvement Status Report contains the status of improvement measures taken in accordance with item 1 of Rule 22-2 of the “Rules on Timely Disclosure of Corporate Information by Issuer of Listed Securities and the Like.” Please see the attachment for the contents of the Improvement Status Report.

CAUTIONARY STATEMENTS:

This material contains forward-looking statements pertaining to strategies, financial targets, technology, products and services, and business performance of NEC Corporation and its consolidated subsidiaries (collectively “NEC”). Written forward-looking statements may appear in other documents that NEC files with stock exchanges or regulatory authorities, such as the U.S. Securities and Exchange Commission, and in reports to shareholders and other communications. The U.S. Private Securities Litigation Reform Act of 1995 contains, and other applicable laws may contain, a safe-harbor for forward-looking statements, on which NEC relies in making these disclosures. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “intends,” “plans,” “estimates,” “targets,” “aims,” or “anticipates,” or the negative of those words, or other comparable words or phrases. You can also identify forward-looking statements by discussions of strategy, beliefs, plans, targets, or intentions. Forward-looking statements necessarily depend on currently available assumptions, data, or methods that may be incorrect or imprecise and NEC may not be able to realize the results expected by them. You should not place undue reliance on forward-looking statements, which reflect NEC’s analysis and expectations only. Forward-looking statements are not guarantees of future performance and involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Among the factors that could cause actual results to differ materially from such statements include (i) uncertainty relating to NEC’s ongoing analysis necessary to prepare the financial statements for inclusion in the 2006 Form 20-F, (ii) global economic conditions and general economic conditions in NEC’s markets, (iii) fluctuating demand for, and competitive pricing pressure on, NEC’s products and services, (iv) NEC’s ability to continue to win acceptance of NEC’s products and services in highly competitive markets, (v) NEC’s ability to expand into foreign markets, such as China, (vi) regulatory change and uncertainty and potential legal liability relating to NEC’s business and operations, (vii) NEC’s ability to restructure, or otherwise adjust, its operations to reflect changing market conditions, and (viii) movement of currency exchange rates, particularly the rate between the yen and the U.S. dollar. Any forward-looking statements speak only as of the date on which they are made. New risks and uncertainties come up from time to time, and it is impossible for NEC to predict these events or how they may affect NEC. NEC does not undertake any obligation to update or revise any of the forward-looking statements, whether as a result of new information, future events, or otherwise.

The management targets, included in this material, are not projections, and do not represent management’s current estimates of future performance. Rather, they represent targets that management will strive to achieve through the successful implementation of NEC’s business strategies.

Finally, NEC cautions you that the statements made in this material are not an offer of securities for sale. The securities may not be offered or sold in any jurisdiction in which registration is required absent registration or an exemption from registration under the applicable securities laws. For example, any public offering of securities to be made in the United States must be registered under the U.S. Securities Act of 1933 and made by means of an English language prospectus that contains detailed information about NEC and management, as well as NEC’s financial statements.

***

(Translation)

Improvement Status Report

August 9, 2007

Mr. Jun Saito

President & CEO

Tokyo Stock Exchange, Inc.

Kaoru Yano

President and Representative Director

NEC Corporation

In connection with the Improvement Report submitted by our company on January 26, 2007, we hereby submit this Improvement Status Report containing the status of improvement measures taken in accordance with item 1 of Rule 22-2 of the “Rules on Timely Disclosure of Corporate Information by Issuer of Listed Securities and the Like”.

1.	Circumstances of the Submission of the Improvement Report

(1) Circumstances of the Corrections to the Reporting of Financial Results

(a) Changes in the accounting principles and announcement of NEC’s financial results for the first half in accordance with Japan GAAP

NEC, since first issuing American Depositary Receipts (“ADRs”) in 1963, has prepared and continuously disclosed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). On June 22, 2006, NEC filed its Annual Securities Report (“Yukashoken Hokokusho”)1 in accordance with the Securities Exchange Law of Japan (the “Securities and Exchange Law”) with consolidated financial statements for the fiscal year ended March 31, 2006. However, during the course of preparing the Annual Report on Form 20-F2 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) and audit of financial statements to be included therein, the fair value of maintenance and support services included in the multiple element contracts of the IT Solutions Business became an issue. NEC’s independent auditor, Ernst & Young ShinNihon (the “Auditor”), undertook a policy that it will not issue its accountant report on the consolidated financial statements for the first half period ending September 30, 2006 (the “Previous First Half”), to be prepared in accordance with U.S. GAAP, until this issue is resolved.

In response, NEC, in an effort to comply with the requirement of disclosure under the Securities Exchange Law of Japan, made and disclosed the decision on October 24, 2006 to prepare consolidated financial statements in accordance with Japan GAAP for the Previous First Half in order to satisfy disclosure under Japanese law. In the meantime, NEC began the task of converting the consolidated financial statements prepared under U.S. GAAP to Japan GAAP, and after confirming the reclassified consolidated financial statements, presented its first half financial results on November 21, 2006.

[1]	Includes consolidated financial statements audited under generally accepted auditing standards in Japan.
[2]	To include consolidated financial statements audited in compliance with the auditing standards of the U.S. Public Company Accounting Oversight Board (PCAOB).

(b) Corrections to the reporting of financial results information and the submission of the Improvement Report

After announcing its first half financial results, NEC continued to follow up with confirmations for preparing the “Chukan Kobetsu Zaimu Shohyo” (“first half non-consolidated financial statements”) and “Chukan Renketsu Zaimu Shohyo”(“first half consolidated financial statements”), together called “Chukan Zaimu Shohyo” (“first half financial statements”), in order to prepare the Semiannual Securities Report (“Hanki Hokokusho”) for the Previous First Half, while the Auditor continued with its review of the first half financial statements. During this process, errors were found in NEC’s conversion of the consolidated statements from U.S. GAAP to Japan GAAP, as well as in the recording period of sales based on customers’ acceptance by milestone or phase and on December 11, 2006, the auditor indicated to NEC that certain figures in the results announced by NEC required correction:

(i) Errors during application of Japan GAAP

In converting the consolidated financial statements from U.S. GAAP to Japan GAAP, errors were made in the application of Japan GAAP due to the short period of time in which this task had to be carried out for multiple years of financial results, as well as the fact that NEC’s Consolidation Accounting System was designed to prepare financial statements under U.S. GAAP, and could not be used for this task thereby requiring the work to be done manually. In addition, errors were due to an insufficient understanding of Japan GAAP as this was the first time that consolidated statements were being prepared under Japan GAAP. The following are the main corrections that have been made:

• The cost amount recorded in the account regarding the restructuring of business, incurred as a result of downsizing the mobile terminal business in China, was reclassified to extraordinary loss.

• The revenue account concerning the substitutional portion of employees’ pension funds by subsidiaries was reclassified to extraordinary gain.

• The elimination of unrealized profit and loss which was allocated according to segments under the US GAAP management approach was reclassified to reflect Japan GAAP.

• The calculation of the valuation allowance for those companies which have cumulative loss and must record valuation allowance for deferred tax assets was corrected.

• The calculation of profit from the change in ownership resulting from the exchange of shares between subsidiaries at the time of reorganization of the business was corrected.

(ii) Corrections related to recording periods of sales based on customers’ acceptance by milestone or phase

With respect to the standard for recording sales based on customers’ acceptance by milestone or phase, NEC has applied the accounting procedure that has been used from the past. However, following our Auditor’s indication under the recent more strict application of accounting standards, NEC decided to strictly interpret the meaning of “advanced determination of contract terms” and “at such time when the seller delivers the goods, and compensation in the form of cash or credit is obtained” set forth in the “Practical Solution on Revenue Recognition of Software”(ASBJ PITF NO. 17, hereinafter, “Practical Solution No.17”) from the first half period ended September 30, 2006. As the result, the period for recording sales for mainly the following transactions has been revised.

• Transactions for which details are to be decided after the contract is executed, which were determined as not satisfying the sales requirements based on customers’ acceptance by milestone or phase.

• Transactions for which ownership is transferred upon shipment, which were determined to carry forward the recording of sales until such time as when the sales collection becomes certain.

As a result of discussion with the Auditor regarding the above, NEC decided to revise the financial results that were announced on November 21, 2006. With respect to the financial statements for the Previous First Half based on the revised value of financial statements, after receiving the interim accountant report dated December 22, 2006 prepared under generally accepted auditing standards in Japan, NEC submitted the Semiannual Securities Report and announced the revisions via the Timely Disclosure Network (“TDnet”) system of the Tokyo Stock Exchange on that same date.

Following the announcement of this revision, NEC submitted the Improvement Report containing the circumstances and improvement measures on January 26, 2007 in accordance with item 1 of Rule 22-2 of the “Rules on Timely Disclosure of Corporate Information by Issuer of Listed Securities and the Like”.

(2) The Causes and Problems behind the Disclosure of Inaccurate Information

Due to the reasons explained above, NEC suddenly changed its accounting principles from U.S. GAAP to Japan GAAP last October. These corrections were made because:

(a) NEC was faced with a workload that far surpassed its initial expectations and which involved complex processes for which it could not use its Consolidation Accounting System to comply with Japan GAAP.

(b) Time to keep pace with the Auditor review also required more time than initially anticipated.

(c) There was an inadequate number of accounting staff well versed in Japan GAAP to handle this type of emergency situation.

With regard to the revision of the periods for recording sales, this was due to:

(d) NEC’s delayed response to the new accounting rules because of the complex types of contracts that differed for each customer, and problems related to its internal management system such as inadequacies in its internal checking system.

NEC is cognizant of the fact that it was NEC’s insufficient capabilities that caused this situation requiring Corrections.

2. Improvement Measures

In response to the causes and problems described in 1. (2) above, the following items were mentioned in the Improvement Report as improvement measures to prevent reoccurrence:

(1) In response to 1. (2) (a) above, regarding NEC being faced with a workload concerning accounting that far surpassed its expectations and which involved complex processes, NEC plans to have more efficient closing procedures, enhance its accuracy in accounting processes and have a shorter period to prepare financial results by undertaking the following measures:

(a) NEC began the use of basic functions available on its Consolidation Accounting System designed to comply with Japan GAAP (such as the function that enables combination of subsidiary financial statements and eliminates internal transactions and the like.).

(b) NEC intended to make its closing procedure more efficient by expanding the use of the functions available on the system such as the automatic processing function (for preparing minority shareholder interest, cash flow statements, disclosure materials, etc.) by January 2008.

(c) Starting January 2008, NEC will make the financial information of its consolidated subsidiaries available online.

To date, all such financial data has been first gathered by e-mail and then linked to the Consolidation Accounting System. With this improvement measure, it will become possible for the consolidated subsidiaries to directly input financial data online, enabling real time processing and enhancing speed and accuracy of information.

(2) In response to 1. (2) (b)above, regarding the prolonged and increased man hours to deal with audit, in order to cope with prolonged audit hours due to tightening of audit practices, NEC aims to make its audit preparation work more efficient such as by unifying the management of sales contracts, customers’ acceptance and sales collection certificates and by enhancing the preparation work. NEC plans to complete the audit procedures sooner with all of these measures.

(3) In response to 1. (2) (c)above, regarding having an inadequate number of accounting staff and not having had a sufficient knowledge of accounting principles, NEC’s measures are to:

(a) Increase the number of staff members that handle the preparation of financial statements at Corporate Accounting by 3.

(b) By March 2007, NEC will also further increase the number of closing staff members by 5.

(c) After April 2007, NEC will also increase the number of staff members in the Accounting Departments overseeing its Business Units (by approximately 10).

(d) NEC will enrich the training and education it provides to its accounting staff by continuing and expanding its internal company training programs including web-based education provided by a third party, creation of a Global Accounting Manual as described below and other new programs, and by encouraging and supporting the accounting staff to continuously attend outside lectures.

(e) By February 2007, NEC will create a Global Accounting Manual concerning important accounting procedures. This manual will be distributed to all NEC group companies in Japan and abroad so as to keep all such companies informed of these important accounting procedures.

By undertaking the above measures, in addition to increasing the number of staff members, NEC will enhance the Accounting Department’s checking system concerning consolidation procedures, and in order to comply with the new accounting standards, NEC will establish a new position by March 2007 and will train staff members so they can gain an understanding of both Japan and US GAAP so as to enhance the accuracy of financial statements.

(4) With respect to having an inadequate internal control system concerning the complex types of contracts and sales record mentioned in 1. (2) (d) above, NEC intends to gradually segregate the duties of recording orders received, sales, and sales collection from the staff members in charge of sales to the Sales Business Control Division that was established in January this year and will promote the standardization and streamlining of the sales process and review.

3. Status of implementation

The improvement measures taken as stated in 2. above are as follows:

(1) In response to 2 (1) above, regarding the improvement of efficiency and accuracy of accounting procedures:

(a) As for the first half financial results for fiscal year 2006, the first half consolidated financial statements under Japan GAAP was prepared at a very short notice as stated in 1.(1)(a) above. However, since NEC’s Consolidation Accounting System was designed on assumption of following U.S. GAAP, the work was done manually. Since the manual task was far more then initially expected, it took a lot of time to prepare the consolidated financial statements and errors as duplication and/or incompletion were found in journal entry recordings. As the result of this, NEC plans to enhance the efficiency of accounting procedures, and in order to prevent these errors, NEC began the use of basic functions available on its Consolidation Accounting System designed to comply with Japan GAAP (such as the functions that enables the combination of subsidiary financial statements and eliminates internal transactions) from the third quarter of the fiscal year ending March 31, 2007 (the quarter ended December 31, 2006).

(b) The work regarding the elimination of part of unrealized profit, such as the sale of intangible fixed assets within the affiliated group, was done manually. However, in order to prevent redundancies, leaks and calculation errors in itemizing eliminations and in order to enhance the efficiency of tasks, NEC has started to use automated bookkeeping functions from May 2007 monthly financial report. Furthermore, in order to expand the use of other automated consolidation functions to areas such as the calculation of minority shareholders’ interest and cash flow, and the preparation of disclosure materials and the like, by the third quarter of the fiscal year ending March 31, 2008, NEC completed establishing more detailed accounts. NEC is currently improving the master and transactional data.

(c) An online data collection system was implemented from the third quarter of the fiscal year ending March 31, 2008, in order to improve the speed and accuracy of gathering financial information from subsidiaries. At present, the system design has been completed, and we are preparing an online data input screen. We expect to begin connections testing from August 2007.

(d) By implementing the improvement measures set forth in (b) and (c) above, we expect to have the Consolidated Accounting System, which can perform data gathering online and expand the scope of automated bookkeeping functions, fully operational from January 2008 (the third quarter of the fiscal year ending March 31, 2008) while receiving support from a systems development company. With respect to its implementation, a steering committee (mainly composed of staff members from the Accounting Department and IT division, and a systems development company) which will be held on monthly basis, will check whether it can be implemented according to schedule.

(2) In response 2. (2) set forth above, regarding improving the efficiency and speed of handling the audits:

(a) In the audit for the fiscal year ending March 31 2007, the Accounting Department collected purchase and sale agreements, customers’ acceptance, and collection certificates from related departments, such as the sales department, in advance regarding transactions based on customers’ acceptance by milestone or phase, and the Accounting Department checked the transaction details in advance, such as by holding meetings regarding transactions with the relevant department as necessary. As a result, the Accounting Department was able to cancel sales regarding transactions that it concluded had not satisfied the requirements for sales that involve customers’ acceptance by milestone or phase as of the end of March 2007. As a result of conducting these advance checks, we were able to timely address requests by the Auditor for submitting confirmations, and we were also able to deal with the significant increase in the number of items subject to an audit. In addition, the Accounting Department issued a companywide notice so that the related departments could properly understand the criteria for recording sales and so that such matters can be properly recorded, whereby we endeavored to publicize and ensure follow-through on the method for recording sales together with conducting training for the related departments. On and after April 2007, the Sales Business Control Division, which uniformly carried out the recording of everything from taking orders to sales collections, as stated below, divided up work for unifying the management of purchase and sale agreements, customers’ acceptance statements, and collection certificates, managing and handling of audit, and proceeded with making the handling of audits more efficient.

(b) The Group’s intercompany transactions reconciling system has been made operational, and we built a database for confirming their details. Due to the fact that we did not previously have a database for sharing information regarding intercompany transactions, whereby each of the consolidated companies had to individually extract balance statement data pertaining to intercompany transactions related to counterparties from its own local system, and that we conducted investigation work by sending e-mails, the work regarding these investigations was extremely inefficient. We are now capable of making investigations of inconsistent intercompany transactions statement data more efficiently. Since the specifications of accounting system differ according to each of the consolidated companies, a lot of time is needed for all the consolidated companies to participate in this system. At the time when the system became fully operational during April 2007 (annual financial statement for fiscal year 2006), we gave priority in building a database to consolidated companies with a large amount of sales and purchase for the group. In addition, we are proceeding with expanding the number of companies participating in the system at present.

(c) As part of improving controls for the consolidation process, we prevented redundancies, leaks, and calculation errors and the like, and made the process more efficient by implementing checklists and utilizing an electronic approval function on the Consolidation Accounting System. Consolidated financial statements are prepared by (i) combining subsidiary financial statements and (ii) eliminating and reclassifying on a consolidated basis. For example, in conducting the procedures for (i), in order to reconcile subsidiary financial statements and their detailed tables (support documentation), we used a checklist in order to analyze the fluctuation by account on subsidiary financial statements for each of the consolidated companies. With respect to the errors that were discovered during the course of confirmation by the staff member that handles the preparation of consolidated financial statements regarding the checklist and the manager’s approval, we were able to make the necessary revisions. In addition, in the procedure for (ii), we were able to prevent errors in eliminating or reclassifying on a consolidated basis through the staff member in charge of consolidated financial statements that use the checklists that set forth points corresponding to the level of difficulty of journal entries, through manager’s approvals that use an electronic approval function on the system, and through using an output report.

(3) In response 2. (3) set forth above, regarding the increase in the number of staff and education, NEC has:

(a) As set forth in the Improvement Report, increased the number of staff that handles the preparation of financial statements of Corporate Accounting from 12 (7 for consolidated closing procedures and 5 for non-consolidated ), as of the end of December 2006, by 3 (They are in charge of consolidated closing procedures. 1 staff member passed the U.S. CPA examination) to 15 during early January 2007.

(b) Increased the number of staff that handles the preparation of financial statements at headquarters by 6, 1 was employed during February 2007, 2 were employed during March, 2 were employed during May and 1 was employed during July (3 staff members have passed the U.S. CPA examination and 1 staff member is a certified tax accountant.). 1 staff member is the senior manager in charge of financial statements, 1 staff member is the manager in charge of consolidated closing procedures, 2 staff members are in charge of consolidated closing procedures, 1 staff member is in charge of the annual securities report and 1 staff member is in charge of supporting subsidiaries. Although we have achieved the goal of strengthening the human resources to handle the preparation of financial statements at the head office, we are currently recruiting mid-career workers and making opportunity announcements in order to ensure that improvement measures are carried out and to be able to address increasingly strict accounting standards.

(c) In addition to strengthening the system of checks set forth in (2) (c) above and strengthening human resources, not only to determine financial results and for the preparation of consolidated financial statements, in order to strengthen the internal control and efficiency of procedures, we newly assigned people (that is to say, to confirm that the approval process by the manager for the journal entries and the like that was prepared by the person in charge of preparing financial statements is operating properly) to independently control the accounting process. In addition, we hired a new staff member dedicated to compliance and ensuring follow-through with the new accounting standards at the London office in March 2007, and provided support for the preparation of individual financial information based on US GAAP which forms the basis for consolidated financial information in the European region. In Tokyo, one person with experience of being seconded to the Corporate Finance Research Institute (COFRI) was assigned to follow trends in accounting standards.

(d) We also positioned 10 new hires in June, including 8 business unit supervisors and 2 staff department supervisors, regarding human resources in the accounting department that supervise the business department. During the past few years, only four or five new graduates were positioned in the Accounting Department, however given the need to address increasingly strict accounting standards, we positioned 10 new hires from April 2007, which represents 20% of all new hires for throughout the company with respect to Sales & Marketing and Administration work. Furthermore, this includes two people who majored in accounting at graduate school.

(e) There are 33 staff members with Controller (that is to say, those that have passed the highest level out of 4 levels, which means that they have an understanding of the international accounting principles, are capable of preparing and analyzing financial statements under U.S GAAP, and are able to reclassify financial statements to conform with Japan GAAP) qualifications within our group, as the result of web-based education provided by a third party held since autumn 2006, lectures that were held and December’s BATIC (Bookkeeping and Accounting Test for International Communication, an international accounting examination organized by the Tokyo Chamber of Commerce and Industry) examination. Since the beginning of 2007, we distributed the Global Accounting Manuals as described below, prepared for the BATIC examination, and organized training (approximately 1 month) to new employees. As part of our Accounting Department policies, due to new accounting standards constantly being implemented and applied as well as the need to address increasingly strict accounting standards, we plan to improve our understanding of international accounting principles and maintain it. We will position staff members with BATIC Controller qualifications at important subsidiaries. We plan to further enhance the education of staff members at the Accounting Department through continuing in-house education and web-based education provided by a third party.

(f) Corporate Accounting created a Global Accounting Manual (approximately 450 pages in length) during February 2007 in order to implement and confirm the important accounting standards and accounting procedures and distributed it or made it accessible on web-site to NEC group companies in Japan and abroad. The Accounting Department then tested staff members’ understanding between February 27 and March 30 and with 656 staff members (that is to say, the staff members who are responsible for accounting, administrators and other staff members of the Accounting Department) taking the test (of these 151 staff followed the course in English) and 572 staff members successfully completed it (including 104 staff who followed the course in English). In addition, these procedures were explained to Corporate Auditors at NEC group companies in Japan at the 5th training organized by the Corporate Auditors Department held during fiscal year 2006 (held during February 2007) as well as to the new staff members of the Accounting Division as mentioned in (e) above, during a training session held in April as part of their training program.

The training of these employees are carried out as scheduled. NEC believes that the new accounting standards are being understood, and staff members are far more aware of increasingly strict accounting standards.

(4) With respect to 2(4) above, regarding the division of duties in the sales process, improvement of efficiency, promotion of standardization and enhancement of audit:

(a) NEC has established the Sales Business Control Division as of January 5, 2007 as a unit to strengthen the internal control system for the orders and sales processes and in order to control order and sales for the entire company, that is to say to have a unified pre-review of orders received and sales and recording of actual results. From February 2007, this division started the pre-review of orders received and sales for large sum domestic transactions that will have a major effect on financial report. As a result, the record of sales previously handled by the Sales Department is now objectively determined by an independent organization, which is segregated from the Sales Department.

(b) Credit Control Department of Domestic Sales Planning Division that handles credit control, invoices and sales collection procedures is now combined with the Sales Business Control Division as of April 1, 2007. As a result, this division is being treated as an organization at a divisional level, and is segregated from the Sales Department’s duties. This division will uniformly manage pre-review and record processing from receiving orders until sales and sales collection. While sales and sales collection conditions are determined in agreements with customers, we will be able to more smoothly conduct sales pre-review and sales collection work in the future by confirming these conditions at the time of taking an order. In addition, on and after May 2007, we have decided to process orders from the sales department via the system and have made revisions to uniformly manage the units of agreements, arrangements of products and/or services of the company, and certificates related to transactions as data inside the system, which were difficult to process.

(c) The Sales Business Control Division began pre-review and bookkeeping for domestic order-taking and sales, excluding mass goods, targeting only high-priced transactions from February 2007. We decided, however, to conduct pre-review and bookkeeping that targets all domestic transactions (excluding mass goods) from the month of June 2007, in principle. By making all items subject to this new rule, in principle, we will be able to better implement the division of work responsibilities, and will be able to prepare a system for making uniform decisions for recording orders and sales.

(d) Making mass pre-reviews more efficient in conjunction with expanding on the number of items that are subject to pre-reviews is an issue for the Sales Business Control Division, and using standardized agreements that set forth in advance the transaction conditions will be an effective manner for improving the efficiency and quality of pre-reviews. Especially with respect to low price transactions, since there are an overwhelming amount of items, the Sales Department cannot properly confirm whether the requirements for recording sales are satisfied and has been spending a lot of man-hours. The Sales Business Control Division is therefore planning to begin the following undertakings aimed at the second half of fiscal year 2007 in order to enhance the efficiency of pre-review:

(i) Preparation of standardized contracts for many transactions with low-price.

(ii) Creating a standard and more efficient cross sectional process for the entire company concerning the system of sales which will apply to individual item.

In addition, the Sales Business Control Division is planning to make overseas bookkeeping for receiving orders and sales as target for pre-review during the same period.

(e) As set forth in 3.(2)(a) above, the Corporate Accounting as well as the Accounting Department in each business unit has prepared a list of changes for interpreting the decision-making criteria for recording sales in parallel with the above. From December of last year, written documents were sent as the occasion demanded on a per-item basis, such as for customers’ acceptance by milestone or phase and overseas sales, and we made diligent efforts at publicizing and ensuring follow-through regarding the strictness of interpretation, such as by the Sales Business Control Division and the Accounting Departments within each business unit conducting training regarding the recording of sales to Sales Departments after the end of the closing processes for fiscal year 2006. By taking these steps, we believe that the staff members will have a sufficient knowledge of the method of recording sales at business units and sales units and will be able to more efficiently handle proper recording of sales.

We believe that NEC is implementing the improvement measures according to schedule.

NEC intends to appropriately disclose information to shareholders, investors and other related parties and would like to recover confidence from the securities market and the public by implementing these improvement measures.